Filed by Telesat Canada

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Loral Space & Communications Inc.

(Commission File No. 001-14180)

November 24, 2020

Telesat Canada issued the following press release on November 24, 2020.

Telesat to Become Public Company through Agreement with Loral Space & Communications and PSP Investments

Telesat to remain Canadian controlled, will become a publicly listed company on Nasdaq, and is considering listing on a Canadian stock exchange.

OTTAWA, CANADA, November 24, 2020 - Telesat Canada announced today that it has entered into an agreement with Loral Space & Communications Inc. (NASDAQ: LORL) (Loral) and Public Sector Pension Investment Board (PSP Investments) pursuant to which Telesat Canada and Loral will become subsidiaries of Telesat Corporation (Telesat), a new publicly traded Canadian incorporated and controlled company. The shares of Telesat will be listed on the Nasdaq Global Select Market at the closing of the transaction, the market on which Loral is currently listed, and Telesat is also considering a listing on a Canadian stock exchange in connection with the closing of the transaction in 2021. Telesat Corporation will be headquartered in Ottawa and led by Telesat Canada’s Chief Executive Officer Daniel S. Goldberg. Telesat’s voting and governance provisions will ensure that the company is and remains Canadian-controlled.

This transaction allows public market investors, including Loral’s stockholders, to own Telesat directly, and, moreover, provides Telesat access to the public equity markets to support its compelling growth initiatives, including its revolutionary, highly advanced low Earth orbit (LEO) satellite constellation. Telesat’s state-of-the-art LEO network will enable affordable, reliable, high-speed broadband connectivity everywhere on Earth, positioning Telesat to be a leader in this high growth industry.

“Today’s announcement rationalizes our corporate structure and is another important step in our efforts to execute our exciting growth strategy, deliver the most competitive and innovative services to our customers, and create value for our shareholders and other key stakeholders,” said Dan Goldberg, Telesat’s President and CEO. “Following the closing of the transaction, Telesat will have access to the public equity markets, providing increased flexibility and optionality to support our promising investment opportunities, including Telesat LEO, which will bridge the digital divide both at home in Canada and around the world, and give our customers the competitive advantage they need to be successful. We look forward to engaging with our expanded shareholder base as we implement our growth plans with a focus on generating strong equity returns.”

The transaction is expected to close in the second or third quarter of 2021, subject to the receipt of required regulatory approvals, the approval of Loral’s stockholders (including a majority of Loral’s stockholders not affiliated with MHR Fund Management, PSP Investments or other transaction participants) and other customary conditions.

Additional information with respect to the transaction will be available in filings made with the U.S. Securities and Exchange Commission by Telesat Canada and Loral. Loral stockholders can obtain that information at www.sec.gov.

In connection with the transaction, Wachtell, Lipton, Rosen & Katz and Stikeman Elliott LLP acted as legal counsel to Telesat, and Goldman Sachs & Co. LLC and BMO Capital Markets acted as financial advisors to Telesat.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Telesat LEO, our Low Earth Orbit network, will revolutionize global broadband connectivity by delivering a combination of high capacity, security, resiliency and affordability with ultra-low latency and fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit https://www.telesat.com.

Media contact:

KWT Global for Telesat

telesat@kwtglobal.com

Investor Relations:

Michael Bolitho

ir@telesat.com

Cautionary Statement Regarding Forward-Looking Information

This new release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” “plans,” “considering,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat’s business and the economic environment; the ability to deploy successfully an advanced global Low Earth Orbit (“LEO”) satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat’s existing satellite utilization; risks associated with domestic and foreign government regulation; the ability to obtain regulatory approvals and Loral’s ability to obtain the stockholder approval required to consummate the transaction and the timing of such approvals and the closing of the transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all; the ability to complete the transaction on the expected terms and timing or at all; the outcome of any legal proceedings that may be instituted against Telesat, the other parties and others related to the transaction; unanticipated difficulties or expenditures relating to the transaction; the risk that expected benefits and growth prospects of the transaction may not be achieved in a timely manner or at all; the risk that disruption from the transaction may adversely affect Telesat’s business and its relationships with customers, suppliers or employees; and risks relating to the value of the shares of Telesat Corporation and limited partnership units of Telesat Partnership to be issued in connection with the transaction. The foregoing list of important factors is not exhaustive.

Telesat believes these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. Additional risks are detailed in Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2020, including, without limitation, those described under “Risk factors,” as updated by any Current Reports on Form 6-K and future filings with the SEC. Except as may be required by applicable law, Telesat does not undertake any obligation to update or revise these forward-looking statements to reflect future events or circumstances.

Important Additional Information and Where to Find It

In connection with the transaction, Telesat Corporation and Telesat Partnership will file with the SEC a registration statement on Form F-4 that will contain a prospectus relating to the issuance of the shares of Telesat Corporation and limited partnership units of Telesat Partnership in connection with the transaction. The registration statement will also include a proxy statement of Loral which will be sent to the stockholders of Loral in connection with the transaction. Telesat Corporation and Telesat Partnership will also file a Canadian prospectus with the requisite Canadian securities authorities in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TELESAT, TELESAT CORPORATION, TELESAT PARTNERSHIP, LORAL AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents when they become available free of charge through the website maintained by the SEC at www.sec.gov and, for those documents filed with Canadian securities regulations, at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or from Telesat at its website, https://www.telesat.com/investor-relations/ or from Loral at its website, www.loral.com, under the heading Investors. Documents filed with the SEC by Telesat will be available free of charge by accessing Telesat’s website at www.telesat.com, under the heading Investors, or, alternatively, by directing a request by telephone or mail to Telesat at Investor Relations, 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7, and documents filed with the SEC by Loral will be available free of charge by accessing Loral’s website at www.loral.com under the heading Investors or, alternatively, by directing a request by telephone or mail to Loral at Investor Relations, Loral Space & Communications Inc., 600 Fifth Avenue, New York, New York 10020.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Telesat and Loral and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Loral in respect of the proposed transaction under the rules of the SEC. Information about Loral’s directors and executive officers is available in Loral’s Annual Report on Form 10-K, as filed with the SEC on March 12, 2020, as amended on March 26, 2020 and certain of its Current Reports on Form 8-K. Information about Telesat’s directors and executive officers is available in Telesat’s Annual Report on Form 20-F, filed with the SEC on February 27, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Loral or Telesat using the sources indicated above.